Exhibit 3

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE ORDINARY GENERAL SHAREHOLDERS

MEETING OF CEMEX, S.A.B. DE C.V. AND THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF

CEMEX, S.A.B. DE C.V.1

What kind of Shareholders Meetings will be held on March 25, 2021?

On March 25, 2021, CEMEX, S.A.B. de C.V. (“CEMEX”) should have an Ordinary General Shareholders Meeting (the “Ordinary Meeting”). That same day, once the Ordinary Meeting is concluded, there should be an Extraordinary General Shareholders Meeting (the “Extraordinary Meeting”). As a general reference, under Mexican law, certain matters can only be approved at an Ordinary General Shareholders Meeting and other matters at an Extraordinary General Shareholders Meeting.

CEMEX ORDINARY GENERAL SHAREHOLDERS MEETING

What is being proposed under item I of the agenda for the Ordinary Meeting?

The discussion and approval of certain reports for the year ended on December 31, 2020, which include CEMEX’s consolidated financial statements, results of operations, cash flow and variations of capital stock that, pursuant to the laws of Mexico, the Chief Executive Officer (“CEO”) of CEMEX must submit to CEMEX’s shareholders at an Ordinary Meeting after the shareholders are informed of the opinion of CEMEX’s Board of Directors with respect to the report presented by CEMEX’s CEO; the reports of CEMEX’s Audit, Corporate Practices and Finance, and Sustainability committees; the accounting policies and criteria report and the tax status report of CEMEX, in each case in accordance with applicable Mexican Securities Market Law, Tax Laws and CEMEX’s by-laws. This proposal is mandatory by applicable laws in Mexico and is standard for companies in Mexico at Ordinary Meetings. The documents described in Item I of the agenda are expected to be made publicly available on CEMEX’s website by no later than February 25, 2021.

What is being proposed under item II of the agenda for the Ordinary Meeting?

The approval of a proposal for the allocation of profits for the fiscal year ended December 31, 2020. This proposal is required by applicable laws in Mexico and is also standard for companies in Mexico at Ordinary Meetings. No declaration of a cash or stock dividend is being proposed. Additional details, if any, on this Item II of the agenda of the Ordinary Meeting, are expected to be made available on CEMEX’s website by no later than February 25, 2021.

What is being proposed under item III of the agenda for the Ordinary Meeting?

As required by the laws of Mexico, the presentation by CEMEX’s Board of Directors of the report that contains the procedures and approvals (the “Procedures and Approvals”) that were implemented and followed regarding CEMEX’s share buyback program that was established and executed during the 2020 calendar year. As a general reference, 1,134,484,680 CEMEX ordinary shares which are equivalent, in Ordinary Participation Certificate (“CPO”) terms, to 378,161,560 CPOs, were purchased by CEMEX from March 10, 2020 to March 24, 2020, under the 2019 repurchase program authorized at CEMEX’s ordinary

[1]

This document contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this document.

general shareholders meeting held on March 28, 2019. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. On April 8, 2020, CEMEX announced that, to enhance CEMEX’s liquidity during the COVID-19 pandemic, CEMEX suspended the CEMEX’s share buyback program for the remainder of 2020.

Additional details, if any, on this Item III of the agenda of the Ordinary Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2021.

What is being proposed under item IV of the agenda for the Ordinary Meeting?

Similar to what was discussed and approved in CEMEX’s Ordinary General Shareholders Meeting held in 2020 and since 2018 relating to CEMEX’s share buyback program that was established and executed during the 2020 calendar year, this item includes the discussion and approval to set the amount of a reserve that would be used for the repurchase of CEMEX shares or other instruments representing such shares. The share buyback program being proposed would be of up to U.S.$500 million starting on March 25, 2021, and up until the date of CEMEX’s next Ordinary General Shareholders Meeting, expected to be held on or before April 30, 2022.

In general, the Procedures and Approvals followed during 2020 would also be followed during 2021. In particular, if the proposal is approved, repurchases under the share buyback program would be made from time to time at prevailing market prices in open market purchases in Mexico, as determined by the Chairman of CEMEX’s Board of Directors, CEMEX’s CEO or CEMEX’s Chief Finance Officer. This share buyback program does not obligate CEMEX to acquire any particular amount of stock. The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in CEMEX’s business, CEMEX stock prices, market conditions and other factors such as restrictions in CEMEX’s debt agreements. The existing share buyback program may be suspended, modified or discontinued at any time and has no set expiration date. In each of CEMEX’s future Ordinary General Shareholders Meetings, held yearly, shareholders would need to approve the amount of the share buyback program for the remainder of the year in which such meeting is held and up until the following Ordinary General Shareholders Meeting.

Additional details, if any, on this Item IV of the agenda of the Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2021.

What is being proposed under item V of the agenda for the Ordinary Meeting?

Two separate actions, to be voted separately, to decrease the capital stock of CEMEX (in its variable part) by way of the following actions:

(1) First, to cancel the CEMEX ordinary shares (1,134,484,680) that were repurchased during the 2020 calendar year under CEMEX’s share buyback program; and

(2) Second, to cancel 3,409,510,974 CEMEX treasury shares authorized to support any new issuance of convertible securities and/or for the placement of such shares by means of public offering or private subscription.

Additional details, if any, on this Item V of the agenda of the Ordinary Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2021.

What is being proposed under items VI, VII and VIII of the agenda for the Ordinary Meeting?

In accordance with the laws of Mexico, for item VI of the agenda, the approval of (i) the persons that will be proposed during the Ordinary Meeting to be appointed as members of CEMEX’s Board of Directors and

(ii) the persons that will be proposed during the Ordinary Meeting to be appointed the President, respectively for each corresponding committee, and members of CEMEX’s Audit Committee, Corporate Practices and Finance Committee, and Sustainability Committee. Under the laws of Mexico, the individuals being proposed are done so as a group and not individually; for item VII of the agenda, the proposal for the compensation of members of CEMEX’s Board of Directors, Audit Committee, Corporate Practices and Finance Committee, and Sustainability Committee; and for item VIII of the agenda, the proposal to appoint the delegate or delegates who will formalize the approved resolutions. These proposals are standard for companies in Mexico at these meetings.

The names and biographies of the persons being proposed to be appointed to CEMEX’s Board of Directors and CEMEX’s Audit, Corporate Practices and Finance, and Sustainability committees, respectively, as well as their proposed compensation, are expected to be made available in CEMEX’s website by no later than February 25, 2021.

CEMEX EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

What is being proposed under item I of the agenda for the Extraordinary Meeting?

For the avoidance of doubt, no (i) capital increase, (ii) issuance of shares or (iii) issuance of convertible securities of CEMEX is being proposed for the Extraordinary Meeting. The only item being proposed for the Extraordinary Meeting is an amendment to the bylaws of CEMEX, in particular to Article 2 of the bylaws, which is the Article that includes CEMEX’s corporate purpose. The amendment of article 2 of CEMEX’s bylaws being proposed is so that CEMEX can precise its corporate purpose so that the corporate purpose is in line with activities it can carry out or that it currently carries out, directly or indirectly through third parties. Also, if the amendment to Article 2 is approved, the other item being proposed is to amend and restate CEMEX bylaws by incorporating the amendments to Article 2 that are approved. This proposal is standard for companies in Mexico at these meetings when amendments to the bylaws are being proposed, as amendments to bylaws are approved at extraordinary general shareholders meetings

Additional details, if any, on this Item of the agenda of the Extraordinary Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2021, including the full details of the actual amendments to Article 2 of CEMEX’s bylaws.

What is being proposed under item II of the agenda for the Extraordinary Meeting?

The proposal to appoint the delegate or delegates who will formalize the approved resolutions. This proposal is standard for companies in Mexico at these meetings.

Additional details, if any, on this Item of the agenda of the Extraordinary Meeting, are expected to be made available in CEMEX’s website by no later than February 25, 2021.

GENERAL

Where can I get more information and documentation about the Ordinary Meeting and the Extraordinary Meeting?

For more information and documentation, you should visit the “Events and Calendars” section located on the “Investors” section on CEMEX’s website at www.cemex.com.

Additional documentation is expected to be made public in the “Investors” section on CEMEX’s website at www.cemex.com by no later than February 25, 2021.